
February 4, 2014

Via E-Mail
Lawrence Reinhold
Executive Vice President and Chief Financial Officer
Systemax Inc.
11 Harbor Park Drive
Port Washington, NY 11050

      Re: **Systemax Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 14, 2013
              Definitive Proxy Statement on Schedule 14A
              Filed April 30, 2013
              File No. 001-13792

Dear Mr. Reinhold:

We have reviewed your response dated January 10, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

1. We note your response to comment 2 in our letter dated December 4, 2013. Since your current disclosures do not appear to provide a comprehensive explanation for why North American operating income declined from $45 million in fiscal 2011 to an operating loss of $63.6 million in fiscal 2012, we are reissuing our comment. Please explain in detail the reasons why you believe volume and price erosions occurred and describe any known trends that you expect will have a material impact on revenues. Also tell us and disclose

in sufficient detail any additional reasons for the significant decrease in operating and pre-tax income of your North American operations.

Item 15. Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements

12. Segment and Related Information, page 59

2. We note your response to comment 8 in our letter dated December 4, 2013. Your disclosure on page 59 states "[t]he Company evaluates segment performance based on income from operations before net interest, foreign exchange gains and losses, special (gains) charges and income taxes." Your response, however, states that your CODM reviews segment performance based on segment operating income. Please tell us why you describe in the segment footnote what the Company utilizes to assess segment performance, as opposed to what the CODM utilizes, given the disclosures present what the CODM utilizes.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 23

Compensation Discussion and Analysis, page 23

Elements of our Executive Compensation Programs, page 24

2012 NEO Cash Bonus Plan, page 29

3. We note your response to comment 10 in our letter dated December 4, 2013. In future filings, to the extent financial targets are achieved and non-equity incentive compensation is awarded as a result, please disclose the targets as well as your actual performance with respect thereto. In doing so, if adjustments were made or discretion was exercised in order to determine the final award amounts, please describe such adjustments or exercises of discretion.

Compensation of NEOs in 2012, page 33

4. We note your response to comments 11 and 13 of our letter dated December 4, 2013. In future filings, in each case to the extent applicable and material, please provide the reweighted percentage allocated to any non-financial goals, and disclose the factors that the Compensation Committee considered in weighting and reweighting such goals.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or Dieter King, Legal Branch Chief at (202) 551-3338 if you have questions regarding any other comments. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief